UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. ________)*


                 WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   957667108
                                 (CUSIP Number)


                     Relative Value Partners Group, LLC
                        1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				July 1, 2015
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 957667108	 	13D	 	Page 2 of 5 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,760,964

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 1,760,964

 	10. 	SHARED DISPOSITIVE POWER:0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,760,964
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.40%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
--------------------------------------------------------------------------------

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CUSIP No. 957667108	 	13D	 	Page 3 of 5 Pages
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Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock (the "Shares" or the shares of "Common Stock") of Western Asset Variable Rate Strategic Fund Inc., (the "Issuer"). The address of the principal executive offices of the Issuer is 620 Eighth Avenue, 49th Floor, New York,
New York 10018.
--------------------------------------------------------------------------------

Item 2.  Identity and Background.

(a),(f) This Schedule D is being filed on behalf of Relative Value Partners Group, LLC, a limited liability company organized under the laws of the State of Delaware (the "Reporting Person").

(b) The principal business address for the Reporting Person is 1033 Skokie Blvd, Suite 470, Northbrook, IL 60062.

(c) The Reporting Person is a registered investment adviser with the United States Securities and Exchange Commission.

(d) The Reporting Person has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which RVP is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.
--------------------------------------------------------------------------------

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person is disclosing the possession of these shares on behalf of the advisory clients it serves. The Reporting Person is a successor to Relative Value Partners, LLC, (the "Precursor Firm") which previously filed
Schedule 13D related to these shares on May 21, 2015, and filed Schedule 13D Amendments 1 and 2 on June 8, 2015 and June 23, 2015 to disclose the purchase of additional Shares. The Precursor Firm will file Amendment 3 to Schedule 13D to show the disposition of the Shares in conjunction with the Reporting Person filing this Schedule 13D disclosing the acquisition of the same.

All of the Shares were acquired by the Precursor Firm over the course of almost two years on behalf of the advisory clients whose assets it manages on a discretionary basis. The Precursor Firm was acquired on July 1, 2015, and the Reporting Person was established as successor and now possesses the Shares, necessitating the filing of this Schedule 13D.

Any future acquisitions of Shares of the Issuer that occur after the filing of this Schedule 13D will be made on behalf of the advisory clients whom the Reporting Person serves. All funds will be client funds, including advisory client funds that are funds of the principals of the Reporting Person. Individual advisory client accounts may be levered, but the Reporting Person as a whole has not borrowed or leveraged any assets to facilitate past purchases of the Issuer, nor will it do so for any purchases in the future.
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares to which this Schedule 13D relates due to the Precursor Firm being acquired and the establishment of the Reporting Person as a successor entity. The Precursor Firm acquired the Shares in the ordinary course of business for investment purposes because it believes that the shares are undervalued and represent an attractive investment opportunity.

The Reporting Person may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Peron's investment in the Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, governance, management, capitalization and strategic plans. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of
Schedule 13D.

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CUSIP No. 957667108	 	13D	 	Page 4 of 5 Pages
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The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.
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Item 5.  Interest in Securities of the Issuer.

The following disclosures are based on 6,670,000 shares of the Common Stock outstanding as reported by Bloomberg as of July 1, 2015, the date by which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 1,760,964 shares of Common Stock, representing approximately 26.40% of the outstanding Common Stock of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) The Reporting Person has not effected any transactions related to these Shares in the 60 day period preceding the date of the event requiring the filing of this Schedule 13D. All of the Shares the Reporting Person holds were acquired from the Precursor Firm when it was established as a successor.


(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the powerto direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.
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


CUSIP No. 957667108	 	13D	 	Page 5 of 5 Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships among the Reporting Person named in Item 2 above and any person with respect to any securities of the Issuer.
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Item 7.  Material to Be Filed as Exhibits.

Not applicable


				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			Relative Value Partners Group, LLC


                                   August 5, 2015
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE


	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE